UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ) *

GLOBETRAC INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37958H 10 6

(CUSIP Number)

Mr. Richard N. Jeffs
Suite 521 – 4 Montpelier Street
London, UK SW7 1EE
(877) 587-2517

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 23, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [  ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  37958H 10 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard N. Jeffs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,131,810
	8	SHARED VOTING POWER Not Applicable
	9	SOLE DISPOSITIVE POWER 10,131,810
	10	SHARED DISPOSITIVE POWER Not Applicable
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,131,810
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON IN

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Item 1.	Security and Issuer

Common stock, $0.001 par value, of GlobeTrac Inc. (the “Issuer”).  The Issuer’s address is 1100 Melville Street, Suite 610, Vancouver, British Columbia V6E 4A6.

Item 2.	Identity and Background

(a)           This statement is filed by Richard N. Jeffs (the “Reporting Person”).

(b)           The Reporting Person’s address is Suite 521, 4 Montpelier Street, London, United Kingdom SW7 1EE.

(c)           The Reporting Person is a self-employed business man.

(d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)           Except as indicated herein, during the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  On April 24, 2007 the British Columbia Securities Commission issued an order prohibiting the Reporting Person from engaging in investor relations activities for a period of five years from the date of the order.  The Reporting Person is also required by the order to fully comply with the British Columbia Securities Act, the rules and regulations promulgated thereunder and any other applicable regulations.  The order stemmed from activities taken by the Reporting Person on behalf of Mr. Francis Jason Dean Biller, a former resident of British Columbia, who is prohibited from trading securities and engaging in investor relations in British Columbia until February 16, 2010.  The British Columbia Securities Commission alleged that the Reporting Person assisted Mr. Biller in relocating from Costa Rica to British Columbia for the purpose of promoting the securities of public companies to retail investors on behalf of a company under the control of the Reporting Person’s brother.  As a result of this order, the Reporting Person cannot directly communicate with the investment community in British Columbia or promote the company in any way to investors residing or located in British Columbia until April 24, 2012.

(f)           The Reporting Person is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration

The common stock was issued for the payment of loans made to the Issuer by Money Layer Limited and Undershot Overseas Limited (collectively, the “Affiliates”).  (This transaction is referred to throughout this Schedule as the “Transaction”.)  On the date of the Transaction, the Reporting Person was the beneficial owner of all of the issued and outstanding capital stock of the Affiliates.  The funds loaned to the Issuer were the working capital funds of the Affiliates.

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Item 4.	Purpose of Transaction

The common stock was issued for the payment of loans made to the Issuer by the Affiliates.  The Issuer used the proceeds from the loans for working capital.

As of the date of the Transaction, the Reporting Person did not have any plan or proposal

(i) to acquire additional securities of the Issuer or to dispose of securities of the Issuer, although he may do either of these in the future;

(ii) that would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(iii) that would result in the sale or transfer of a material amount of assets of the Issuer;

(iv) that would change the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(v) that would result in any material change in the present capitalization or dividend policy of the Issuer;

(vi) that would result in any other material change in the Issuer’s business or corporate structure;

(vii) that would result in any change in the Issuer’s charter, bylaws or instruments corresponding thereto in order to impede the acquisition of control of the Issuer;

(viii) that would cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(ix) that would cause a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(x) that would result in any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

As computed using rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Person beneficially owns a total of 10,131,810 shares, or approximately 11.3%, of the Issuer’s common stock.  The Reporting Person has the sole power to vote and to dispose of the shares he owns in the Affiliates.  The Affiliates have the sole power to vote and to dispose of the shares in the Issuer.  The Reporting Person did not effect any transactions in the Issuer’s common stock during the 60 days prior to the date of the Transaction, other than the Transaction reported herein.  Other than the Affiliates, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock in the Issuer owned by the Affiliates.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable

Item 7.	Material to be Filed as Exhibits.

None

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2008	/s/ Richard N. Jeffs
Richard N. Jeffs